We are hereby amending our report on Form 6-K previously filed with the Securities and Exchange Commission on March 22, 2013 (regarding an English-language translation of documents with respect to The Result of Ordinary General Meeting of Shareholders) (the “Prior 6-K”) to replace the page of Agenda 2-3 Election of Inside Directors of Exhibit 99.1 to the Prior 6-K in their entirety with the following page being furnished under cover of Form 6-K/A:

• 2-3: Election of Inside Directors

• Number of Elected Inside Director: 2 Directors
- Elected Inside Directors

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with largest shareholders	Term

Recommended by

Chang, In-Hwan	January 18, 1955	(Present) Senior Executive Vice President, POSCO President and Representative Director, POSCO P&S Executive Vice President, POSCO	None	None	2 years

Board of Directors

Kim, Yeung Gyu	August 25, 1954	(Present) Executive Vice President, POSCO Senior Vice President, POSCO Managing Director, POSCO Power	None	None	2 years

Board of Directors